Exhibit 99.5:

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-224895 on Form F-10, Registration Statement No. 333-186874 on Form F-3 and Registration Statement Nos. 333-125486 and 333-181463 on Form S-8 and to the use of our reports dated February 14, 2019 relating to the consolidated financial statements of TELUS Corporation and subsidiaries and the effectiveness of TELUS Corporation and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2018.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 14, 2019